UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On May 11, 2023, Rail Vision Ltd., or the Registrant, announced the closing of its previously announced definitive agreements with investors in (i) a registered direct offering, for the purchase and sale of its ordinary shares and (ii) concurrent private placements for the purchase and sale of its warrants.

The Registrant’s press release containing additional details of the registered direct offering and private placements is filed as Exhibit 99.1 hereto and is incorporated by reference herein. A copy of the form of common warrant is filed as Exhibit 10.1 to this Report and is incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-271068) and Form S-8 (Registration No. 333-265968), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Common Warrant.
99.1	Press Release issued by Rail Vision Ltd. on May 11, 2023, titled Rail Vision Ltd. Announces Closing of Registered Direct and Private Placements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: May 15, 2023	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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